Exhibit 99.6

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Press release

Rio Tinto announces a 730,000 tonne increase of contained copper in mineral resources at Kennecott Utah Copper

20 September 2011

Rio Tinto has increased its copper mineral resources by 20 million tonnes to 106 million tonnes at its wholly-owned Kennecott Utah Copper Bingham Canyon Mine. The mineral resource addition, known as the North Rim Skarn, increases contained metal in mineral resources by 0.73 million tonnes copper, 1.0 million ounces gold and 13 million ounces silver over the 2010 year-end mineral resource estimate. A full summary of the updated Bingham Canyon mineral resource estimate is provided on page 2.

The North Rim Skarn is a high-grade copper-gold skarn deposit located approximately 300 metres below the current Bingham Canyon pit and is expected to be developed by underground methods. This deposit was initially explored by a surface and underground drilling programme that was completed in the mid-1980s. Further surface drilling has more recently been completed with the combined data set of 35 surface and 71 underground drill holes (total lengths of 39,127 metres and 13,001 metres, respectively) forming the basis for this new resource estimate.

Andrew Harding, chief executive, Rio Tinto Copper said “While establishing this high grade underground resource at Kennecott Utah Copper is substantial in itself, it points the way to the significant underground potential of the asset.”

Rio Tinto has committed US$165 million to complete the next stage of exploration and development studies by 2014. This pre-feasibility programme includes final shaft rehabilitation, an access decline from the pit and further underground exploration drilling. This investment follows the approval for US$238 million to advance studies extending the open pit life to 2028 and the purchase associated long-lead time equipment.

Mineral resource estimates at Bingham Canyon Mine have been generated to comply with the JORC code guidelines. The table below compares the new mineral resource estimate as classified and the 2010 year-end mineral resource estimate. Mineral resources for the open pit exclude ore reserves and remain unchanged from those reported at 2010 year-end.

Cont…/

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View looking below the Bingham Canyon ore reserve and mineral resource pit

Bingham Canyon Mineral Resource Update

		Measured	Indicated	Inferred	Total	Contained Metal
31 Dec 2010 *	Open Pit
	million tonnes			86	86
	% Cu			0.14	0.14	0.12 million tonnes
	% Mo			0.007	0.007	0.01 million tonnes
	gm/tonne Au			0.10	0.10	0.27 million ounces
	gm/tonne Ag			1.1	1.1	3.0 million ounces
20 Sep 2011	Open Pit
	million tonnes			86	86
	% Cu			0.14	0.14	0.12 million tonnes
	% Mo			0.007	0.007	0.01 million tonnes
	gm/tonne Au			0.10	0.10	0.27 million ounces
	gm/tonne Ag			1.1	1.1	3.0 million ounces
	Underground
	million tonne	1	9	10	20
	% Cu	3.5	3.6	3.7	3.6	0.73 million tonnes
	% Mo	—	—	—	—	— million tonnes
	gm/tonne Au	2.1	1.7	1.5	1.6	1.0 million ounces
	gm/tonne Ag	20	21	21	21	13 million ounces
	Total
	million tonne	1	9	96	106
	% Cu	3.5	3.6	0.51	0.81	0.85 million tonnes
	% Mo	—	—	0.006	0.006	0.01 million tonnes
	gm/tonne Au	2.1	1.7	0.25	0.39	1.3 million ounces
	gm/tonne Ag	20	21	3.2	4.9	16 million ounces

Notes:

*	Rio Tinto 2010 Annual Report - riotinto.com; Rio Tinto interest is 100%; blank cells indicate no resource in this classification Mineral resources exclude ore reserves

CP statement

The information in this report that relates to Mineral Resources is based on information compiled by Jim Vickery, who is a member of the Australian Institute of Mining and Metallurgy. Mr. Vickery is a full-time employee of Kennecott Utah Copper and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he has undertaken to qualify as a Competent Persons as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Mr. Vickery consents to the

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inclusion in the report of the matters based on his information in the form and context in which it appears.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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Tony Shaffer	David Ovington
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Christina Mills
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Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
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Karen Halbert	Christopher Maitland
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
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Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media